FIRST TRUST ACTIVE DIVIDEND INCOME FUND
                        120 EAST LIBERTY DRIVE, SUITE 400
                             WHEATON, ILLINOIS 60187


                                November 6, 2009


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


            Re:          First Trust Active Dividend Income Fund
                      (Registration Nos. 333-161666 and 811-22080)
                      --------------------------------------------


Ladies and Gentlemen:

The undersigned, First Trust Active Dividend Income Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 Noon, Eastern Time, on November 9, 2009, or as soon thereafter as practicable.

   The Registrant hereby acknowledges that:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

        o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        First Trust Active Dividend Income Fund


                                        By: /s/ W. Scott Jardine
                                            ----------------------------
                                            W. Scott Jardine